Exhibit 99.1

PRESS RELEASE

MAGNA ANNOUNCES FIRST QUARTER 2023 RESULTS

•	Sales increased 11% to $10.7 billion, compared to a global light vehicle production that rose 3%

•	Diluted earnings per share and Adjusted diluted earnings per share were $0.73 and $1.11, respectively

•	Paid dividends of $132 million

•	Raised Adjusted EBIT Margin Outlook range to 4.7%-5.1% from 4.1%-5.1%

AURORA, Ontario, May 5, 2023 — Magna International Inc. (TSX: MG; NYSE: MGA) today reported financial results for the first quarter ended March 31, 2023.

	THREE MONTHS ENDED
	March 31, 2023	March 31, 2022
Reported
Sales	$10,673	$9,642
Income from operations before income taxes	$275	$420
Net income attributable to Magna International Inc.	$209	$364
Diluted earnings per share	$0.73	$1.22
Non-GAAP Financial Measures(1)
Adjusted EBIT	$437	$507
Adjusted diluted earnings per share	$1.11	$1.28

All results are reported in millions of U.S. dollars, except per share figures, which are in U.S. dollars

(1)	Adjusted EBIT and Adjusted diluted earnings per share are Non-GAAP financial measures that have no standardized meaning under U.S. GAAP, and as a result may not be comparable to the calculation of similar measures by other companies. A reconciliation of these Non-GAAP financial measures is included in the back of this press release.

“Our strong first quarter operating performance reflects strong earnings on higher organic sales. More importantly, we are taking targeted actions to reduce expenses and optimize our cost structure. Our increased outlook is based on the strength of our first quarter results and the expected benefit of these targeted actions. We are highly focused on executing our strategy and remain confident in our ability to meet our long-term growth and margin outlook.”

- Swamy Kotagiri, Magna’s Chief Executive Officer

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THREE MONTHS ENDED MARCH 31, 2023

We posted sales of $10.7 billion for the first quarter of 2023, an increase of 11% from the first quarter of 2022, which compares to a 3% increase in global light vehicle production, including 8% and 7% higher production in our two largest markets, North America and Europe, respectively. In addition to higher global production, our sales benefitted from higher volumes at our complete vehicles assembly segment, and the launch of new programs, while the net weakening of foreign currencies against the U.S. dollar negatively impacted sales.

Adjusted EBIT decreased to $437 million in the first quarter of 2023 compared to $507 million in the first quarter of 2022. The decrease mainly reflected higher net production input costs, operating inefficiencies at a facility in Europe, higher net engineering costs including spending relating to our electrification and ADAS businesses, lower net favourable commercial resolutions and higher net warranty costs. These declines were partially offset by earnings on higher sales and lower employee profit sharing and incentive compensation.

Income from operations before income taxes was $275 million for the first quarter of 2023 compared to $420 million in the first quarter of 2022, which includes Other expense, net(2) of $142 million and $61 million, respectively. Excluding Other expense, net from both periods, income from operations before income taxes decreased $64 million in the first quarter of 2023 compared to the first quarter of 2022.

Net income attributable to Magna International Inc. was $209 million for the first quarter of 2023 compared to $364 million in the first quarter of 2022, which includes after tax Other expense, net(2) of $110 million and $48 million, respectively and Adjustments to Deferred Tax Valuation Allowances of $29 million in the first quarter of 2022. Excluding Other expense, net, after tax and Deferred Tax Valuation Allowances from both periods, net income attributable to Magna International Inc. decreased $64 million in the first quarter of 2023 compared to the first quarter of 2022.

Diluted earnings per share decreased to $0.73 in the first quarter of 2023, compared to $1.22 in the first quarter of 2022, and Adjusted diluted earnings per share decreased to $1.11 compared to $1.28.

In the first quarter of 2023, we generated cash from operations before changes in operating assets and liabilities of $568 million and used $341 million in operating assets and liabilities. Investment activities for the first quarter of 2023 included $424 million in fixed asset additions and a $101 million increase in investments, other assets and intangible assets.

RETURN OF CAPITAL TO SHAREHOLDERS

During the three months ended March 31, 2023, we paid dividends of $132 million.

Our Board of Directors declared a first quarter dividend of $0.46 per Common Share, payable on June 2, 2023 to shareholders of record as of the close of business on May 19, 2023.

(2)	Other expense, net is comprised of restructuring and impairments costs and net losses on the revaluation of certain public company warrants and equity investments. In addition, Net Income in 2022 includes a $29 million benefit related to Adjustments to Deferred Tax Valuation Allowances. A reconciliation of these Non-GAAP financial measures is included in the back of this press release.

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SEGMENT SUMMARY

	For the three months ended March 31,
	Sales			Adjusted EBIT
($Millions)	2023	2022	Change	2023	2022	Change
Body Exteriors & Structures	$4,439	$4,077	$362	$270	$229	$41
Power & Vision	3,323	3,046	277	84	154	(70)
Seating Systems	1,486	1,376	110	36	49	(13)
Complete Vehicles	1,626	1,275	351	52	50	2
Corporate and Other	(201)	(132)	(69)	(5)	25	(30)
Total Reportable Segments	$10,673	$9,642	$1,031	$437	$507	$(70)

	For the three months ended March 31,
	Adjusted EBIT as a percentage of sales
	2023	2022	Change
Body Exteriors & Structures	6.1%	5.6%	0.5%
Power & Vision	2.5%	5.1%	(2.6)%
Seating Systems	2.4%	3.6%	(1.2)%
Complete Vehicles	3.2%	3.9%	(0.7)%
Consolidated Average	4.1%	5.3%	(1.2)%

For further details on our segment results, please see our Management’s Discussion and Analysis of Results of Operations and Financial Position and our Interim Financial Statements.

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2023 OUTLOOK

We disclose a full-year Outlook annually in February with quarterly updates. The following Outlook is an update to our previous Outlook in February 2023.

Updated 2023 Outlook Assumptions

	Current	Previous
Light Vehicle Production (millions of units) North America Europe China	15.0 16.3 26.2	14.9 16.2 26.2

Average Foreign exchange rates:
1 Canadian dollar equals	U.S. $0.748	U.S. $0.750
1 euro equals	U.S. $1.086	U.S. $1.070

Updated 2023 Outlook

	Current	Previous
Segment Sales Body Exteriors & Structures Power & Vision Seating Systems Complete Vehicles	$16.8 - $17.4 billion $13.0 - $13.4 billion $5.6 - $5.9 billion $5.3 - $5.6 billion	$16.7 - $17.3 billion $13.0 - $13.4 billion $5.5 - $5.8 billion $4.9 - $5.2 billion
Total Sales	$40.2 - $41.8 billion	$39.6 - $41.2 billion

Adjusted EBIT Margin(3)	4.7% - 5.1%	4.1% - 5.1%

Equity Income (included in EBIT)	$95 - $125 million	$95 - $125 million

Interest Expense, net	Approximately $150 million	Approximately $150 million

Income Tax Rate(4)	Approximately 21%	Approximately 21%

Net Income attributable to Magna(5)	$1.3 - $1.5 billion	$1.1 - $1.4 billion

Capital Spending	Approximately $2.4 billion	Approximately $2.4 billion

Notes:

(3) Adjusted EBIT Margin is the ratio of Adjusted EBIT to Total Sales

(4) The Income Tax Rate has been calculated using Adjusted EBIT and is based on current tax legislation

(5) Net Income attributable to Magna represents Net Income excluding Other expense, net

Our Outlook is intended to provide information about management’s current expectations and plans and may not be appropriate for other purposes. Although considered reasonable by Magna as of the date of this document, the 2023 Outlook above and the underlying assumptions may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth herein. The risks identified in the “Forward-Looking Statements” section below represent the primary factors which we believe could cause actual results to differ materially from our expectations.

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Key Drivers of Our Business

Our operating results are primarily dependent on the levels of North American, European and Chinese car and light truck production by our customers. While we supply systems and components to every major original equipment manufacturer (“OEM”), we do not supply systems and components for every vehicle, nor is the value of our content consistent from one vehicle to the next. As a result, customer and program mix relative to market trends, as well as the value of our content on specific vehicle production programs, are also important drivers of our results.

OEM production volumes are generally aligned with vehicle sales levels and thus affected by changes in such levels. Aside from vehicle sales levels, production volumes are typically impacted by a range of factors, including: general economic and political conditions; labour disruptions; free trade arrangements; tariffs; relative currency values; commodities prices; supply chains and infrastructure; availability and relative cost of skilled labour; regulatory considerations, including those related to environmental emissions and safety standards; and other factors. Additionally, COVID-19 can impact vehicle production volumes, including through: mandatory stay-at-home orders which restrict production; elevated employee absenteeism; and supply chain disruptions.

Overall vehicle sales levels are significantly affected by changes in consumer confidence levels, which may in turn be impacted by consumer perceptions and general trends related to the job, housing and stock markets, as well as other macroeconomic and political factors. Other factors which typically impact vehicle sales levels and thus production volumes include: interest rates and/or availability of credit; fuel and energy prices; relative currency values; regulatory restrictions on use of vehicles in certain megacities; and other factors. Additionally, COVID-19 can impact vehicle sales, including through mandatory stay-at-home orders which restrict operations of car dealerships, as well as through a deterioration in consumer confidence.

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NON-GAAP FINANCIAL MEASURES RECONCILIATION

The reconciliation of Non-GAAP financial measures is as follows:

Adjusted EBIT

	For the three months ended March 31,
	2023	2022
Net Income	$217	$379
Add:
Interest expense, net	20	26
Other expense, net	142	61
Income taxes	58	41
Adjusted EBIT	$437	$507

Adjusted EBIT as a percentage of sales (“Adjusted EBIT margin”)

	For the three months ended March 31,
	2023	2022
Sales	$10,673	$9,642
Adjusted EBIT	$437	$507
Adjusted EBIT as a percentage of sales	4.1%	5.3%

Adjusted diluted earnings per share

	For the three months ended March 31,
	2023	2022
Net income attributable to Magna International Inc.	$209	$364
Add (deduct):
Other expense, net	142	61
Tax effect on Other expense, net	(32)	(13)
Adjustments to Deferred Tax Valuation Allowances	—	(29)
Adjusted net income attributable to Magna International Inc.	$319	$383
Diluted weighted average number of Common Shares outstanding during the period (millions):	286.6	298.1
Adjusted diluted earnings per share	$1.11	$1.28

Certain of the forward-looking financial measures above are provided on a Non-GAAP basis. We do not provide a reconciliation of such forward-looking measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP. To do so would be potentially misleading and not practical given the difficulty of projecting items that are not reflective of on-going operations in any future period. The magnitude of these items, however, may be significant.

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This press release together with our Management’s Discussion and Analysis of Results of Operations and Financial Position and our Interim Financial Statements are available in the Investor Relations section of our website at www.magna.com/company/investors and filed electronically through the System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com as well as on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov.

We will hold a conference call for interested analysts and shareholders to discuss our first quarter ended March 31, 2023 results on Friday, May 5, 2023 at 8:00 a.m. ET. The conference call will be chaired by Swamy Kotagiri, Chief Executive Officer. The number to use for this call from North America is 1-800-584-0405. International callers should use 1-416-981-9017. Please call in at least 10 minutes prior to the call start time. We will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call as well as our financial review summary will be available on our website Friday prior to the call.

TAGS

Quarterly earnings, financial results, vehicle production

INVESTOR CONTACT

Louis Tonelli, Vice-President, Investor Relations

louis.tonelli@magna.com │ 905.726.7035

MEDIA CONTACT

Tracy Fuerst, Vice-President, Corporate Communications & PR

tracy.fuerst@magna.com │ 248.761.7004

TELECONFERENCE CONTACT

Nancy Hansford, Executive Assistant, Investor Relations

nancy.hansford@magna.com │ 905.726.7108

OUR BUSINESS(6)

Magna is more than one of the world’s largest suppliers in the automotive space. We are a mobility technology company with a global, entrepreneurial-minded team of 171,000(7) employees and an organizational structure designed to innovate like a startup. With 65+ years of expertise, and a systems approach to design, engineering and manufacturing that touches nearly every aspect of the vehicle, we are positioned to support advancing mobility in a transforming industry. Our global network includes 341 manufacturing operations and 88 product development, engineering and sales centres spanning 29 countries.

For further information about Magna (NYSE:MGA; TSX:MG), please visit www.magna.com or follow us on Twitter @MagnaInt.

(6) Manufacturing operations, product development, engineering and sales centres include certain operations accounted for under the equity method.

(7) Number of employees includes over 160,000 employees at our wholly owned or controlled entities and over 11,000 employees at certain operations accounted for under the equity method.

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FORWARD-LOOKING STATEMENTS

Certain statements in this press release constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”). Any such forward-looking statements are intended to provide information about management’s current expectations and plans and may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “aim”, “forecast”, “outlook”, “project”, “estimate”, “target” and similar expressions suggesting future outcomes or events to identify forward-looking statements. The following table identifies the material forward-looking statements contained in this document, together with the material potential risks that we currently believe could cause actual results to differ materially from such forward-looking statements. Readers should also consider all of the risk factors which follow below the table:

Material Forward-Looking Statement	Material Potential Risks Related to Applicable Forward-Looking Statement
Light Vehicle Production	•	Light vehicle sales levels
	•	Supply disruptions
	•	Production allocation decisions by OEMs
Total Sales Segment Sales	•	The impact of elevated interest rates and availability of credit on consumer confidence and in turn vehicle sales and production
	•	Potential supply disruptions
	•	The impact of the Russian invasion of Ukraine on global economic growth and industry production volumes
	•	The impact of rising interest rates and availability of credit on consumer confidence and, in turn, vehicle sales and production
	•	The impact of deteriorating vehicle affordability on consumer demand, and in turn vehicle sales and production
	•	Concentration of sales with six customers
	•	Shifts in market shares among vehicles or vehicle segments
	•	Shifts in consumer “take rates” for products we sell
Adjusted EBIT Margin	•	Same risks as for Total Sales and Segment Sales above
Net Income Attributable to Magna	•	Successful execution of critical program launches, including complete vehicle manufacturing of the Fisker Ocean SUV
	•	Operational underperformance
	•	Production inefficiencies in our operations due to volatile vehicle production allocation decisions by OEMs
	•	Higher costs incurred to mitigate the risk of supply disruptions
	•	Inflationary pressures
	•	Our ability to secure cost recoveries from customers and/or otherwise offset higher input costs
	•	Price concessions
	•	Commodity cost volatility
	•	Scrap steel price volatility
	•	Higher labour costs
	•	Tax risks
Equity Income	•	Same risks as Adjusted EBIT Margin and Net Income Attributable to Magna
	•	Risks related to conducting business through joint ventures

Forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. While we believe we have a reasonable basis for making any such forward-looking statements, they are not a guarantee of future performance or outcomes. In addition to the factors in the table above, whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation:

Macroeconomic, Geopolitical and Other Risks

•    impact of the Russian invasion of Ukraine;

•      inflationary pressures;

•     interest rate levels;

•     risks related to COVID-19;

Risks Related to the Automotive Industry

•     economic cyclicality;

•     regional production volume declines;

•     deteriorating vehicle affordability;

•     potential consumer hesitancy with respect to Electric Vehicles (“EVs”);

•     intense competition;

Strategic Risks

•     alignment of our product mix with the “Car of the Future”;

•     our ability to consistently develop and commercialize innovative products or processes;

•     our investments in mobility and technology companies;

•     our changing business risk profile as a result of increased investment in electrification and autonomous/assisted driving, including: higher R&D and engineering costs, and challenges in quoting for profitable returns on products for which we may not have significant quoting experience;

Customer- Related Risks

•     concentration of sales with six customers;

•     inability to significantly grow our business with Asian customers;

•     emergence of potentially disruptive EV OEMs, including risks related to limited revenues/operating history of new OEM entrants;

•     Evolving counterparty risk profile;

•     dependence on outsourcing;

•     OEM consolidation and cooperation;

•     shifts in market shares among vehicles or vehicle segments;

•     shifts in consumer “take rates” for products we sell;

•     quarterly sales fluctuations;

•     potential loss of any material purchase orders;

•     potential OEM production-related disruptions;

Supply Chain Risks

•     semiconductor chip supply disruptions and price increases, and the impact on customer production volumes and on the efficiency of our operations;

IT Security/Cybersecurity Risk

•     IT/Cybersecurity breach;

•     product Cybersecurity breach;

Pricing Risks

•     pricing risks between time of quote and start of production;

•     price concessions;

•     commodity price volatility;

•     declines in scrap steel/aluminum prices;

Warranty / Recall Risks

•     costs related to repair or replacement of defective products, including due to a recall;

•     warranty or recall costs that exceed warranty provision or insurance coverage limits;

•     product liability claims;

Climate Change Risks

•     transition risks and physical risks;

•     strategic and other risks related to the transition to electromobility;

Acquisition Risks

•     competition for strategic acquisition targets;

•     inherent merger and acquisition risks;

•     acquisition integration risk;

Other Business Risks

•     risks related to conducting business through joint ventures;

•     intellectual property risks;

•     risks of conducting business in foreign markets;

•     fluctuations in relative currency values;

•     an increase in pension funding obligations;

•     tax risks;

•     reduced financial flexibility as a result of an economic shock;

•     inability to achieve future investment returns that equal or exceed past returns;

•     changes in credit ratings assigned to us;

•     the unpredictability of, and fluctuation in, the trading price of our Common Shares;

•     a reduction of suspension of our dividend;

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•     supply disruptions and applicable costs related to supply disruption mitigation initiatives;

•     regional energy shortages/disruptions and pricing;

•     a deterioration of the financial condition of our supply base;

Manufacturing/Operational Risks

•     product and new facility launch risks;

•     operational underperformance;

•     restructuring costs;

•     impairment charges;

•     labour disruptions;

•     skilled labour attraction/retention;

•     leadership expertise and succession;

Legal, Regulatory and Other Risks

•     antitrust risk;

•     legal claims and/or regulatory actions against us;

•     changes in laws and regulations, including those related to vehicle emissions, taxation, or made as a result of the COVID-19 pandemic.

•     potential restrictions on free trade;

•     trade disputes/tariffs; and

•     environmental compliance costs.

In evaluating forward-looking statements or forward-looking information, we caution readers not to place undue reliance on any forward-looking statement. Additionally, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements, including the risks, assumptions and uncertainties above which are:

•	discussed under the “Industry Trends and Risks” heading of our Management’s Discussion and Analysis; and

•	set out in our revised Annual Information Form filed with securities commissions in Canada, our annual report on Form 40-F / 40-F/A filed with the United States Securities and Exchange commission, and subsequent filings.

Readers should also consider discussion of our risk mitigation activities with respect to certain risk factors, which can be also found in our Annual Information Form.

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